Filed by NextGen Acquisition Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Xos, Inc.

Commission File No. 001-39598

VIAVID
communications simplified.

Xos Trucks

Xos Analyst Day

June 23, 2021

C O R P O R A T E  P A R T I C I P A N T S

Dakota Semler, Chief Executive Officer and Co-Founder

George Mattson, Co-Founder and Co-Chairman, NextGen Acquisitions

Gio Sordoni, Chief Operating Officer and Co-Founder

Rob Ferber, Chief Technology Officer

Dag Reckhorn, Vice President, Manufacturing

Kingsley Afemikhe, Chief Financial Officer

P R E S E N T A T I O N

Dakota Semler

Good morning, everybody, and welcome to Xos’ Analyst Day.

We appreciate you joining us today to learn more about Xos’ history over the past five years and how we’ve been really changing the commercial transportation industry with our industry-leading products and customer solutions.

When we started Xos almost five years ago, we began the Company with a focus on helping fleets solve their problems. We were fleet operators ourselves, so we experienced the same things that fleet operators face today in making the transition to a zero emissions future. We saw the complexities with new emissions regulations. We saw the challenges that fleets have maintaining and servicing these new, complex emission systems. And we saw the increasing price of fuel and maintenance costs hitting the bottom line of fleets everywhere. That really prompted us to explore how we could solve these challenges, not just for ourselves but for other last mile and vocational fleets. That permeates everything we do here.

Our founding vision was to help solve the problems that we experienced as fleet operators, and that has really ridden through today as we deliver products to some of the leading last mile and vocational fleets. What’s important to Xos is preparing a customer solution that’s effective and works for them. Not forcing them into the zero emissions future but helping them make that transition sustainably that doesn’t impact their operations. As we’ve grown, we’ve built an incredible team that’s been able to accomplish amazing things in the past few years. It’s so important to us that that customer-centric mission really remains centric to us as we focus on expanding Xos and continuing to deliver solutions to our customers.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Thanks again for joining us today and appreciate everybody’s time as you learn more about the Xos history, products that we work on today, as well as the services that we make to help support fleets and transportation companies in this new zero emissions future. Together we can focus on decarbonizing the commercial transportation sector with purpose-built technology that’s going to help fleets make that transition.

(Video presentation)

On today’s analyst call we’re going to meet with George Mattson, the Co-Chairman and Co-Founder of NextGen Acquisitions, our SPAC partner in this transaction. We’re going to have Gio Sordoni, my Co-Founder and our COO who has a deep background in fleet operations. In addition to Gio, we also have Kingsley Afemikhe joining us who is our CFO and comes from the investment banking industry. On our technical team, Rob Ferber, our CTO who has a deep background in building large scale lithium-ion systems for the passenger car and commercial vehicle industries will be joining us. We also have Dag Reckhorn joining us, our VP of Manufacturing who has an extensive background in building battery electric passenger cars, as well as commercial vehicles.

We’re going to start out today by talking to George Mattson, the Co-Chairman and Co-Founder of NextGen Acquisitions, which is the SPAC we’re going to be merging with. Following the conversation with George, we’re going to do a ride and drive in one of our medium-duty vehicles. After we take a ride in the vehicle, we’re going to come back and dive deep into Xos’ strategy and how we continue to scale our business. Following that, we’ll talk about one of our key customers and highlight their experience with Xos as they’ve acquired and tested vehicles and continue to support those vehicles out in the field. Once we talk about Loomis and that customer spotlight, we’re going to focus on our Fleet as a Service offerings. And not just the vehicle hardware and technology, but also how we’re servicing and supporting fleets with a full Fleet as a Service offering.

Following that, we’re going to talk a little bit more about Xos’ proprietary technology and how we focus on the areas that are most important to fleets. After we discuss the technology that Xos has developed in house, we’ll follow on and really dive deep into our manufacturing overview, where Dag will take us through our vehicle assembly plans, as well as our battery manufacturing. And lastly, we’re going to conclude with Kingsley’s section in which he’s going to talk about our financials moving forward and the transaction overview. Lastly, we’ll wrap it up with a Q&A session to address any outstanding questions.

I really appreciate everybody’s time for joining us during this Analyst Day call.

George Mattson

Thanks, Dakota.

Good morning and welcome, everyone. I’m very proud to welcome you all to this Xos Analyst Day.

When my partner Greg Summe and I formed NextGen and raised $375 million of cash in trust in October of 2020, we set out to find a private industrial company that was disrupting a large and growing market with proprietary cutting-edge technology. We are delighted to have announced our merger with Xos, a leading manufacturer of medium- and heavy-duty zero emission trucks for the last mile delivery and back to base markets.

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Greg and I have extensive industrial and transportation experience. Greg ran several industrial companies, including the Electric Motors business of GE and the automotive division for Allied Signal, now Honeywell, and was Chairman and CEO of PerkinElmer, as well as Vice Chairman of Global Buyout at Carlyle. I was at Goldman Sachs for 18 years, 10 as a partner, where I formed and ran its Global Industrials Group which included the automotive and trucking sectors and where I developed a broad and deep set of C-suite and board relationships.

Along with our industry experience and relationship networks, we bring over 30 years of combined public company governance experience that will benefit Xos as it transitions to being a public company. NextGen is merging with Xos to raise growth capital of approximately $575 million in gross proceeds to the Company, assuming no redemptions. The transaction includes a $220 million over subscribed and fully committed PIPE. The transaction proceeds will be primarily used to fund the expansion of manufacturing capacity and continued research and development. We anticipate closing the transaction in the third quarter of this year.

We chose Xos as our merger partner after a review of many potential candidates. We evaluated over 30 companies in depth, including eight companies in the EV and auto technology sectors. As part of our extensive diligence over many months, we spoke to pretty much all their manufacturing partners and customers. Our conviction in Xos and our merger with Xos is really built on three key pillars.

First, we believe Xos is positioned for terrific growth, underpinned by the strong dual, secular tailwinds of climate change and ecommerce. Trucks are the largest emitters of greenhouse gases per capita in the transportation industry and the transportation industry is the largest emitter of greenhouse gases. The imperative to transition to zero emission vehicles is accelerating, driven by governments, corporations, and investors.

The trend is gaining momentum, evidenced by ambitious goals set by U.S. Federal and State Governments, policies enacted by leading investors like BlackRock, as well as emission reduction commitments by large corporations across industries, including UPS, FedEx, and Amazon. Ecommerce also continues to grow rapidly, further accelerated by changes in consumer purchasing behavior post COVID. This expansion and the simultaneous replacement of diesel delivery fleets is poised to increase the demand for Xos zero emission vehicles for many years to come.

Second, Xos is an OEM with a compelling product offering whose foundation is a proprietary, purpose-built vehicle architecture and battery system. Xos vehicles are in the hands of customers today and have been since 2018, validated through infield use. And the Company is now positioned to scale delivery of its customer validated vehicles with the growth capital NextGen’s SPAC and PIPE investors will provide.

Xos products deliver a compelling customer value proposition with proven reliability and durability, along with unsubsidized TCOs that are superior to other EV alternatives, as well as traditional diesel vehicles. Customers can make purchasing decisions that are both good for the environment and good for their bottom line.

Third, we are investing in an exceptional team at Xos. We have worked very closely with Dakota and Gio over the last seven months and are very impressed by their strong leadership, strategic vision, and entrepreneurial zeal. Customer focus has been part of Xos’ DNA from day one. They have a deep understanding of the commercial trucking industry through their prior management of a commercial fleet, and they care deeply about their mission of decarbonizing transportation. Dakota and Gio have also built a great team, including early leaders from the Tesla battery and manufacturing divisions, and other exceptional leaders from established trucking OEMs. I will be joining the Board of Xos, along with Dakota and Gio, and an exceptional slate of additional independent directors. We are incredibly excited to partner with Dakota and Gio and the entire Xos team in executing their ambitious and achievable vision.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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And with that, let me turn it back over to Dakota.

Dakota Semler

Welcome to the ride and drive. We’re going to walk through one of the Xos medium-duty vehicles that we’ve built and have operating on the roads with customers today. I’ll highlight a few different features that we have on the vehicle and then we’ll actually take it around the block where you get to see the vehicle in operation.

Starting over here on this side of the vehicle, we have our charge port connector where a driver will actually plug in the vehicle every night when they go to bring the vehicle back to its depot. And then as we make our way around the front, we actually see a few other features, including our forward-facing cameras and our radar sensors. These are incredibly important tools, and they’re really the backbone of our safety systems on the vehicle. This is becoming increasingly important, not just for parcel delivery operators but for fleets of all types. They’re not just concerned about the total cost of ownership of the vehicle; they want to make sure that all of their drivers are operating the safest vehicles on the road, so we’re increasingly seeing the need for all of our safety features across different vehicle platforms.

And then as we come back around, I’ll just point out this specific body. This is a parcel delivery body that has 1,000 cubic feet, so it can fit cargo, or freight, or different packages that are used for ecommerce or home delivery. This platform, the MD X-Platform, has a variety of different options and use cases. This one is a 178-inch wheelbase, but we have various different configurations for different customers, including parcel delivery, linen and uniform rental, vocational customers, as well as a wide array of other features. Now we’ll hop in, and we’ll go for a little spin.

Just get my seatbelt on here and then we’ll go ahead and turn the vehicle on. Now, one of the unique benefits of electric vehicles is that there’s no idling noise. Drivers will get into the vehicle, and they’ll see immediately that it’s already better than a diesel vehicle. Whereas in a diesel-powered medium-duty vehicle, you’re going to be experiencing the full noise of the engine, all of the actual impacts of the emissions coming into the cabin or the compartment, and ultimately just a less comfortable place to work for drivers. We’ll make our way around the block and show you some of the features in operation that our drivers get to utilize as they’re operating these vehicles.

As we get into the streets here, I’ll just point out a couple of different safety features and things that drivers have really come to appreciate in our vehicle platform. When we were diesel fleet operators, we saw how frustrating it can be to have your vehicle ultimately not have visibility around you. Whether that be in our medium-duty or heavy-duty platform, we utilize those camera systems to be able to actually show the driver the different environments that they’re operating in. Whether you’re operating in a neighborhood like this one, in an industrial park, or in a city center, we have that visibility now afforded to customers. What you’ll see on our 360 camera is that drivers have that visibility as they’re driving, when they’re parking the vehicle, unloading the vehicle, or when they’re returning the vehicle back to their base. They never have to be concerned about whether there’s pedestrians or other obstacles around them.

In addition to the vehicles that we have operating in Southern California, we’ve also deployed vehicles across the country. That gives us an incredible amount of data and learning from actually deploying vehicles in customer fleets. By having vehicles in extreme cold weather environments and icy conditions as well as warm weather environments and extreme heat environments, such as California and Texas, we’ve really been able to ensure that these vehicles meet the needs of our customers.

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One of the ways we’ve responded to that is actually by developing a training platform for those customers. As we deploy vehicles with new fleets, they get onboarded onto our Xos training platform for drivers, technicians, fleet managers, and others who are working with the vehicle. That means that they’re actually familiar with how to operate the vehicle, how to safely maintain the vehicle, and ultimately how to optimize and drive it in the most efficient way possible. What we’ve learned through deploying vehicles in the field is that drivers can actually have over a 20% impact on the range of the vehicle. By training them on driving not just safely but efficiently, we can actually make the driver and the fleet more efficient.

And as we come back into the parking lot, I’ll highlight one other feature that drivers have really come to appreciate in our electric vehicles: the regenerative braking. As you may have noticed, I didn’t use the brake to slow down and enter the parking lot. The regenerative braking is a feature that we use our battery system to actually recuperate energy from the inertial motion of the vehicle where we actually charge the battery back up. That not only makes the vehicle more efficient, but it makes it easier for drivers to operate it. It slows the vehicle down and makes them able to drive it with really one pedal as opposed to two where you find in a traditional diesel vehicle. There we are. We’ll put the vehicle back in park. Put our parking brake on and we’ll head back in for the rest of the Analyst Day. Thanks, everybody.

Joining me, I have Gio Sordoni who is my Co-Founder and our COO.

Gio Sordoni

Thanks, Dakota.

At Xos, we’re laser focused on the low hanging fruit of the fleet and truck industry. We focused on the vehicles, and electrifying the vehicles, that travel 200 miles a day or less on a given route, routes that have a lot of predictability in where they’re going and routes that return to the same exact home base at night. As an example, parcel delivery routes for the major carriers like UPS and FedEx fit this bill exactly. They do an average of probably less than 100 miles in a given day. They know exactly where they’re going, so there’s no range anxiety. And they often return to the same exact parking spot at night so they can plug in and charge up overnight. These routes of less than 200 miles represent over 90% of our market. Those Class 5 through Class 8 regional haul vehicles that operate in our cities.

Dakota Semler

Xos is focused on the heaviest emitters within the transportation sector. While trucks represent a smaller population of vehicles on the road, they’re actually the largest source of greenhouse gas contributions in the entire transportation sector. That’s incredibly important because now it’s not just governments taking notice. Private companies, fleets, and other transportation businesses are all making very bold commitments to reducing their greenhouse gas emissions and focusing broadly on their ESG strategies.

Gio Sordoni

We’re seeing companies like UPS, FedEx, and Amazon, some of the largest fleets in the world, announcing public commitments to transition their fleet to zero emissions vehicles.

When we started Xos, we didn’t want to just develop technology in the lab and perfect it over 10 years before releasing it to the world. We built ET-1 as a demonstrator of the power of electric technology in a Class 8 use case. After we built that first prototype, we took it on a roadshow all over the country and met with top fleet operators all across the country for their feedback. And what we heard overwhelmingly was that what was important to them is durability and total cost of ownership. We focused the design of the X-Platform on those two key factors.

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The medium-duty Class 5-6 platform that we’ve built over the past several years has been operating on the road within customer fleets, delivering packages, moving cargo, and moving goods for our customers. This is not just technology that’s been demonstrated or designed and engineered; it’s been validated and tested by the customers for several years now in those fleet customer environments. In addition to our medium-duty platform, Xos’ heavy-duty platform is something we’re going to be launching in the near future, utilizing that same suite of core proprietary technologies in the battery system, the modular chassis, as well as our software and vehicle controls that operate the vehicle.

By Xos focusing on our own proprietary technology, we’re able to deliver an industry leading, unsubsidized TCO. That means we’re not reliant on incentives, or subsidies, or credits for fleets to adopt our vehicles. That’s incredibly important, because when fleet operators told us that they wanted a vehicle that they could make an economically responsible decision when deploying, we are able to deliver that today. By focusing on the most costly areas of the vehicle in the battery system, in the software, and in the chassis, we’re able to provide an industry leading acquisition cost that is a small premium to diesel but is actually lower cost to operate and provides a TCO savings in under five years across those medium- and heavy-duty fleets.

That’s driven by our lower acquisition price and also, as compared to diesel, our lower fueling costs and our lower maintenance cost to maintain these vehicles. If you look at the chart, on the left-hand side is where our acquisition price starts and the operational costs of electric vehicles, including our peers, are significantly better than those of our diesel counterparts. This is so important when fleets aim to deploy electric vehicles at scale. They’re not just making this decision based upon ESG trends or sustainability initiatives. They also want to make the decision based upon sound economics in their fleet operations.

Dakota Semler

Xos is able to maintain our total cost of ownership edge over the competition because of the technology that we build in house. At our core, Xos is a technology company focused on building solutions for our fleet customers. Some of those primary solutions are what we do with our batteries. While we buy cells from leading cell makers like LG Chem, we build our own proprietary modules and our own enclosures with those modules. Xos does a lot of battery development in house, which is led by Rob Ferber, our CTO, who you’ll hear from later in the presentation.

Xos also builds our own proprietary battery management systems, which is the core and central brain of the entire vehicle system. We design our own proprietary modular chassis system, which we can flex up and down for different vehicle classes and also for different range requirements of our customers. Software is also core to what we do at Xos. We build our own proprietary software that controls the vehicle as well as controls how that vehicle interacts with the fleets. We’re pulling performance, safety, and emissions data from our vehicles and reporting that to the fleet operator to help them make more intelligent decisions about how they use their vehicle as well as their charging infrastructure.

Gio Sordoni

By delivering on a TCO savings and building durable vehicles, we’ve been able to drive strong customer traction among some of the largest fleets in the world. We’ve had vehicles on the road with several fleets, including UPS, FedEx, and a number of other industry leading vocational and last mile delivery fleet operators.

This is important because Xos’ technology isn’t in the technology development stage. It’s on the road being tried and tested by our customers every single day, used in their operations to deliver packages, deliver freight, and move goods for their customers.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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As we continue to grow our customer focus into other fleets and other vocations, we’ve also developed a robust sales and marketing strategy through a network of partners and service providers to help us support these customers in the field. One of our partners is Thompson Truck Centers. They’re an industry leading provider of after sales service and support to the on-highway truck market today. And they’ve been pivotal in accessing new customers throughout the Southeast. They’re not only helping us to distribute vehicles, but also service and support them in those end markets where customers deploy the vehicles.

In addition to Thompson, we work with Lonestar and TNTX Group, which is also a critical supplier in Texas and also in the Southeast region. They’re helping maintain these vehicles as well and provide aftermarket part support and service, as well as providing charging infrastructure so that these fleets can actually install charging infrastructure and be ready for when their vehicles are delivered.

(Video presentation)

Xosphere is our Fleet as a Service offering that provides fleets with everything they need to transition and operate electric vehicles under one bundled offering. We provide our customers with not only the vehicle itself but also services around energy, maintenance, financing, telematics, and more. In this section, I’m going to one, describe how the Xosphere bundled offering works; two, identify a few of our key partners; and three, have a look at the long-term revenue opportunity that Xosphere provides.

Firstly, we set out to build this offering because its what we always wanted when operating our own fleet. Xosphere is one single touchpoint where fleet operators can procure, manage, and maintain their fleets. The offering is made stronger by combining Xos’ proprietary technology with hardware and services from some of our partners. We strategically partnered with industry leaders to provide unmatched quality and expand quickly to maintain our first mover advantage. As an example, let’s walk through a sample customer sale and follow Xosphere in action.

A parcel-carrying customer would purchase our X-Platform and have the X-Platform upfit with a van body by one of our existing upfitting partners like Morgan Olson. Many customers are interested in engaging with Xos to help understand the charging and energy infrastructure requirements that come along with electrifying their fleet. A customer would engage with Xos to inspect their fleet depot, design the charging system at the depot, procure charging hardware from a third party, and have that charging infrastructure installed and maintained over time.

Next, that customer would sign up for over-the-air updates on the vehicle and access to the Xosphere telematics platform, our proprietary application that provides fleet operators the data and analytics to operate vehicles and chargers more effectively. That customer can finance certain Xos products individually, or finance the bundled offering through financial services platform, composed of industry leading partners such as DLL who we’ll talk more about in the coming slides.

Finally, Xos is engaged with groups like Dickinson Fleet Services to help service and maintain vehicles in the field. Dickinson is the largest mobile maintenance company for commercial vehicles in the United States, and they’ve been helping to maintain Xos vehicles all across the country for over a year now in places like California, Texas, and Chicago. Xos will also support our vehicles with after market replacement parts as the vehicles age. Providing a bundled offering dramatically lowers the switching costs for fleets going electric.

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The Xosphere platform isn’t just a way of making electrification more convenient for customers; it also represents a long-term recurring revenue opportunity for Xos. We project to earn over $300,000 in revenue over the life of each vehicle we sell. And roughly 60% of that revenue comes after the initial sale of the vehicle. That 60% is earned in recurring monthly fees from maintenance, aftermarket parts, digital fleet and energy management products, as well as financial products. These products are even higher margin than vehicle sales and help to drive customer retention.

The $11,500 you see on the slide here is the average amount of annual recurring revenue per vehicle, and that number captures anticipated market demand for our products through pricing, conversion, and retention. We’re not assuming 100% uptake with all those products. In year five of our projections, Fleet as a Service accounts for roughly 15% of revenue, and we expect that to continue to grow in years to follow.

On the next slide, we’ll dive deeper into our partnership with DLL. Not only is Xos leading the industry in unsubsidized TCO, but those savings are amplified by financing, allowing our customers to realize savings on day one. Our partnership with DLL is key to enabling this aspect of the Xosphere model. Headquartered in the Netherlands and a subsidiary of Rabobank, DLL is a global leader in asset financing. They’ve been recognized as the number one vendor finance company for 12 consecutive years, and they manage a portfolio of over $35 billion Euros across 30 different countries. Through our partnership with DLL, we offer customers a wide range of financial products, including standard truck leasing as well as bundled hardware and service financing. This allows customers to utilize some or all of Xosphere products under a single contract at a fixed monthly expense. Our relationship with DLL represents a great example of a partnership that helps to strengthen the bundled Xosphere offering.

In summary, Xos has a unique business model that allows for a bundled offering of all the hardware and services customers need to switch to using electric vehicles. The Xosphere model is a compelling way for our business to earn a sustainable, long-term recurring revenue. And Xos has signed on world class partners, like DLL, Dickinson Fleet Services, and Morgan Olson, who help to deliver the Xosphere to our fleet customers.

Rob Ferber

Good morning. I’m Rob Ferber. I’m the Chief Technical Officer here at Xos. Using technology to solve life’s challenges has been the defining mission of my career. I’ve been building lithium-ion batteries since the late ‘90’s, starting off with original AC propulsion. I was an early employee at Tesla and have worked in a number of other high-growth, emerging companies.

The most refreshing thing about Xos is its clear, consistent, and laser focus on the needs of its customers. Dakota and Gio are building a real product for real customers, and that focus also drives all our engineering efforts. We believe that this focus and our proprietary technology are key differentiators for Xos and the source of our competitive advantage.

My core messages for you today are, one, we have designed flexible platforms that can be applied across various classes and use cases. Two, our proprietary software and battery technology, tailor-made for the commercial vehicle space, is at the heart of what we do. Trucks are not big cars. And three, we have a continuous and exciting roadmap of improvements planned. Our technology suite is designed and built specifically for last mile commercial use.

The critical components for fleet owners are price, or total cost of ownership, durability, and weight. The X-Platform is the foundation for Xos’ vehicle products, including our stripped chassis, chassis cab, and tractor vehicles. We have designed our modular proprietary chassis to accommodate a wide range of commercial use applications and vehicle body upfits. This modularity is essential in the commercial transportation sector as fleet vehicles are deployed across an array of use applications and environments, including step vans, armored body vans, box trucks, beverage trucks, and day cabs.

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The X-Platform comes in a medium-duty, which covers Classes 5 and 6, and heavy-duty, which covers Class 7 and 8, mode. Each X-Platform is able to accommodate a sufficient numbers of X packs to provide over 200 miles of range across our current vehicle product variance. Our vehicle range capability allows Xos vehicles to meet the demands of rigorous last mile routes. Each X-Platform is constructed with high-strength steel and provides enhanced durability, relative to other options on the market.

Our proprietary battery technology is engineered from the cell level up and purpose built for the last mile commercial use case. Apart from our battery cells, we design and engineer our advanced battery packs in house. We utilize 2170 cylindrical cells as they provide the technical features commercial vehicles require. Namely, high energy density, structural flexibility, scalability, and a high surface to volume ratio which improves thermal management. Our battery packs feature cut to length, modular architecture to provide flexibility and meet each customers’ unique range and payload capacity needs.

Each battery pack contains its own independent cooling system and a battery management system, or BMS. Our battery packs operate at system voltage and allow each battery pack to perform independently and irrespective of other onboard packs. Such battery pack independence affords Xos vehicles additional reliability and vehicle uptime and reduces vehicle maintenance cost and warranty exposure. We deploy forced refrigerated air cooling, which allows cells to remain more uniform in their thermal behavior, reducing hot spot formation and premature degradation.

Our sealed system allows for a high degree of control over the internal battery pack temperatures and leverages the larger frame available in commercial vehicle applications to cool cells more efficiently.

We design and develop onboard software, which leverages basic third-party software and integrates our proprietary powertrain controls, body controls, instrument cluster and infotainment, and Xos connect software; the powertrain controls, such as torque arbitration and power state management, thermal management for our powertrain and battery systems, advanced driver assistance and safety, or ADAS, and charging system communications and controls. We also develop our body controls, which include cabin heater and air conditioning, shifter communication, power steering control, electronic parking brake systems, and certain other software critical to vehicle controls.

We designed a fully digital instrument cluster specifically for last mile commercial electric vehicles. Our custom user interface integrates into all Xos electric vehicles and is designed to enhance safe vehicle operation and provide critical safety information and driver efficiency guidance. And we’re not standing still. We are designing and developing the Xosphere intelligence platform, our customer facing fleet operations platform. Our platform is being designed to be an all-in-one vehicle control center, connecting directly with each fleet’s vehicle and providing vehicle telematics, data such as real time location, driver performance, and vehicle alerts.

Thank you very much.

(Video presentation)

Dag Reckhorn

Good morning. My name is Dag Reckhorn and I’m the VP of Manufacturing here at Xos. I started my career at Volkswagen in the small town of Wolfsburg, Germany, and over the next twentyish years I designed, assembled, and manufactured vehicles all over the world, including the Land Rover Defender in Brazil. I set up the initial Model S line in Freemont, California, working alongside Elon and I led the manufacturing at Faraday Future. And now I’m building medium-sized and heavy-duty battery electric commercial vehicles with Xos.

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Our manufacturing strategy was designed and developed with one key priority in mind: efficiency. In an industry where sinking hundreds of millions and sometimes even billions of dollars into massive greenfield facilities has become the standard, we are taking a different approach. We are scaling our manufacturing spend with market demand. We do this in two ways: by utilizing smaller, more nimble facilities, what we call Flex facilities; and by leveraging manufacturing partners to assemble our vehicles and battery packs.

Relative to a traditional automotive plant, our Flex facilities are smaller in scale, producing about 5,000 vehicles per year and provide three advantages. One, they require less upfront Capex. Two, because they require a smaller footprint, we can be more discerning about where to locate them. And three, we can stand them up much more quickly than a traditional automotive plant. Because of the relatively small size of our Flex facilities, each facility requires far less investment to build out, which means we are investing in manufacturing as demand volumes grow, as opposed to investing a huge amount of manufacturing spend up front and then inefficiently utilizing the space until deliveries ramp.

Through this approach, we are able to deploy capital to other areas of the Organization that drive the business forward, including our technology, operations, and infrastructure. We are also able to disperse our manufacturing efforts across the globe in proximity to suppliers, body outfitters, and end customers, reducing complexity and expenses associated with logistics planning and administration.

Similar to the Land Rover Defender I built earlier in my career, our vehicles are designed and engineered to be straightforward to assemble, without the need for high-cost, complex equipment like stamping presses and paint equipment, which are required for traditional automotive assembly, obviously. With this, we have turned facilities and assembly labor into commodities that can be contracted to established vehicle manufacturers. Leaning on our partners for these key resources allows us to set up facilities agnostic of geographic location and with minimal lead time, which is critical as we look to address the growing demand for our vehicles and look to enter new geographical markets.

And finally, our Flex Manufacturing strategy has the key advantage of speed to set up. In a greenfield build out of traditional automotive plants, it can easily take years to build up a plant and get operational. At Xos, by leveraging existing sites and setting them up faster for a lighter weight assembly process, we can stand up a plant in less than a year. Speed is a critical factor as we ramp up production to meet our customer’s demands and execute on our targets.

Today, we operate out of two Flex facilities: one is located in Monterrey, Mexico, in partnership with Metalsa and one out of Byrdstown, Tennessee, in partnership with Fitzgerald. Both facilities are assembling vehicles and generating revenue today. And at full scale, we will provide enough capacity to address projected vehicle deliveries through 2022 and we are planning on setting up additional seven facilities to address forecasted demand through 2025.

Thank you very much.

Kingsley Afemikhe

Hello. I’m Kingsley Afemikhe. Through my career in finance and investment banking, I recognize that the most successful companies are those that had a great team, addressing a large and growing market, with differentiated proprietary technologies. Which is why I’m so excited to work here at Xos and to serve as its Chief Financial Officer.

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My core messages for you today are: we will deliver 65,000 units between now and 2025; we were gross margin positive in 2020 on a per unit basis and expect to reap more efficiencies as we scale; and, we will not require additional equity financing to fund our business plan.

Walking you through it, our proprietary technology and strong customer traction underpins our financial forecast. We expect to put approximately 65,000 units on the road between now and 2025. Like many of our peers, we have trucks on the road today and we are ready to scale production from later this year onwards. Our forecast deliveries are a mix of step vans as well as larger chassis cabs and tractors that travel in last mile use cases.

We’re addressing an expanding market, driven by the twin forces of decarbonizing transportation and the growth in last mile delivery. Our delivery forecast makes up between 2% and 4% of our addressable market in ’24 and ’25, so we have a lot of running room here. While there are supply chain dislocations that we are dealing with like all OEMs, we’ve taken strategic steps to alleviate them and we would like to take this opportunity to reconfirm our delivery forecast for 2021.

A couple of things to note about our revenue forecast. We are really excited at Xos by the global opportunity in front of us; how we have orders from customers in Mexico and Canada, which we will deliver from our current facilities in the coming year; and, we see international deliveries being just shy of 12% of our revenue in 2025.

As Gio mentioned, we are very excited by our Fleet as a Service aftermarket business. Not only because it enables adoption and retention of customers, particularly smaller medium fleets, but also because it has a different, higher margin profile. The gross margin and EBITDA margins in the outer years are supported by our services offering. In addition, our EBITDA margin also grows as operational leverage reduces. For example, SG&A as a percentage of revenue falls from around 30% in 2022 to just under 10% in 2025. As I mentioned, we have trucks on the road today and achieved a gross margin last year of 11.4%. In 2020, we were gross margin positive on a per unit basis and we expect to reap more efficiencies as we scale our business.

Now, the most critical message of my entire section is this. The transaction we have announced with our partners, NextGen, will fully fund our business plan. We expect to achieve positive EBITDA and operating cash flow in 2023 and positive free cash flow in 2024. Capex as a percentage of revenue falls to below 5% in 2025. We will not require additional equity to finance our business plan.

Now I’ll walk you through how we’re going to allocate the capital. After transaction costs, we will have around $550 million to invest in our business. Xos is ready to scale deliveries and the bulk of our investments will be in our Flex Manufacturing facilities.

As was previously mentioned by Dag, we have two facilities right now, but we’ll be increasing capacity over this year. We plan on having nine facilities by 2025 with each new facility costing around $45 million on average, and these costs are inclusive of the costs of the battery lines, which we will plan on collocating.

We will allocate $140 million of the raise to the battery lines and $140 million to the vehicle assembly lines. Another $160 million will be allocated to investments in our core technology, research and development, and our product development; specifically, $105 million on engineering and $55 million on tooling for battery, chassis, and cab production engineering; $75 million is then allocated for general overhead, growing our team, and SG&A. And we have a little bit of a buffer in our plans as well.

In conclusion, we are really excited about our plans and being able to execute on our vision of decarbonizing transportation. We have found excellent partners with NextGen, bringing us the capital we need and a deep experience of scaling businesses from their decades of business experience.

Thank you very much.

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IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This document relates to a proposed transaction between Xos, Inc. (“Xos”) and NextGen Acquisition Corporation (“NextGen”). This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. In connection with the proposed transaction, NextGen filed a registration statement on Form S-4 with the SEC on May 14, 2021, as amended on June 25, 2021, which includes a document that serves as a prospectus and proxy statement of NextGen (the “proxy statement/prospectus”). The proxy statement/prospectus will be sent to all NextGen shareholders. NextGen also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of NextGen are urged to read the registration statement, the proxy statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the registration statement, the proxy statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC by NextGen through the website maintained by the SEC at www.sec.gov.

The documents filed by NextGen with the SEC also may be obtained free of charge at NextGen’s website at https://www.nextgenacq.com/investor-info.html#filings or upon written request to 2255 Glades Road, Suite 324A, Boca Raton, Florida 33431.

Participants in the Solicitation

NextGen and Xos and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from NextGen’s shareholders in connection with the proposed transaction. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus. You may obtain a free copy of this document as described in the preceding paragraph.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Xos and NextGen. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of NextGen’s securities, (ii) the risk that the transaction may not be completed by NextGen’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by NextGen, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the shareholders of NextGen, the availability of the minimum amount of cash available in the trust account in which substantially all of the proceeds of NextGen’s initial public offering and private placements of its warrants have been deposited following redemptions by NextGen’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Xos’ business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Xos and potential difficulties in Xos employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Xos or against NextGen related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of NextGen’s securities on a national securities exchange, (xi) the price of NextGen’s securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which NextGen plans to operate or Xos operates, variations in operating performance across competitors, changes in laws and regulations affecting NextGen’s or Xos’ business, Xos’ inability to implement its business plan or meet or exceed its financial projections and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive electric vehicle industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of NextGen’s registration statement on Form S-1 (File No. 333-248921), the registration statement on Form S-4 discussed above, the proxy statement/prospectus included therein and other documents filed or that may be filed by NextGen from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Xos and NextGen assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Xos nor NextGen gives any assurance that either Xos or NextGen, or the combined company, will achieve its expectations.